Exhibit 99.16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	16
3	REVIEW OF FINANCIAL RESULTS	17
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	22
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	31
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	33
7	FINANCIAL CONDITION AND LIQUIDITY	36
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	41
9	CONTINGENCIES	42
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	43
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	45
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	51

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on August 8, 2024, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three and six months ended June 30, 2024 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2023 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB").

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;

•	All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;

•	Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);

•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;

•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and

•	Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com.

│	3

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

1.            HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied has demonstrated the production capacity of its operations and established that it could exceed a minimum expected annual production of at least 375,000 ounces before further optimizations and cost improvements. These optimizations are expected to be realized starting in 2024 and are reflected in the guidance provided for the year. The Company's strategic approach and commitment to delivering lasting value for its stakeholders remain its central focus. Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exceptional exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire complex. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia and the Sadiola expansion project.

Allied's seasoned management team is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company, at the time of the public offering, exceeded 22%, demonstrating strong alignment with shareholders and a firm commitment to value creation.

Management has begun implementing an optimization plan encompassing a series of enhancements to increase production and improve efficiency and costs across all of the Company's mines. These actions include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and augmented oversight of mining efforts undertaken by the Company’s mining contractors to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, expanding the Mineral Reserves of oxide ore at Sadiola, as well as the advancement of exploration efforts at several high-quality exploration targets at the Kurmuk project, expected to significantly increase the Mineral Resources at the project. As importantly, these efforts are supplemented by ongoing improvements to mine plans. Management has also begun a program of further engagement with its workforce, local stakeholders, and governmental entities to ensure better alignment. Lastly, Allied has adopted a governance approach aligned with best practices established by public companies, emphasizing rigorous risk management and sustainability practices.

│	4

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Operational, Earnings and Cash Flows Highlights:

For the three months ended June 30, 2024, unless otherwise noted

•	Quarterly production of 88,135 gold ounces, as follows:

	2024	2023
Sadiola	51,784	45,809
Bonikro	20,496	21,511
Agbaou	15,855	18,663
Consolidated	88,135	85,983

•	As previously disclosed, production is expected to be weighted to the second half of the year with quarter-over-quarter variances due to mine sequencing and accessing higher grades as per the mining plan, along with the implementation of operational improvements. Production is expected to sequentially increase in the third and fourth quarters. All of this aligns with Allied's guidance of 375,000 to 405,000 ounces for 2024. The relative proportion of production for the second half of the year continues to be expected at the previously guided 55% weight.

•	Consolidated Production, in relation to the comparative prior year quarter increased, as follows:

	For three months ended June 30,		For six months ended June 30,		YTD Percentage
	2024	2023	2024	2023	Improvement
Gold Ounces Produced	88,135	85,983	173,312	164,589	5%

•	Ore from Diba was exposed and available for mining late in June, as planned, in order to commence the industrial scale tests at the Sadiola plant to confirm and optimize processing parameters. As such, limited quantities of ore were processed during the month to conduct these tests and assess the processing plant behavior and controls for the higher-grade ores in particular, and these tests were successful. The plant trial yielded production at better than expected grades. Further production and initial sales of gold from Diba are expected to commence during the third quarter, subject to the receipt of authorizations for processing at Sadiola, which are currently in progress. Diba, an oxide and higher-grade ore body, is expected to represent a significant component of the Company's production at Sadiola this year, displacing some of the lower-grade ore originally planned to be fed through the plant. This is expected to improve both production and cost efficiency. The quarter ended with approximately 175,000 tonnes of oxide ore stockpiled at Diba from the Korali-Sud mining license, representing approximately 6,400 ounces of mined gold. This stockpile included 74,000 tonnes of ore at an average grade of 1.9 g/t, which would have been processed had the formal authorizations been received during the quarter. These ounces would have been additive to production in the second quarter, but are not included in the total disclosed production. Further, exploration continues at Sekekoto West, FE4, and Tambali South to define additional near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources.

•	As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of $14.1 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider. Bonikro and Agbaou demonstrated their operating mining capacity, which significantly exceed processing levels affected by the intermittent grid power issues, all of which were rectified during the quarter by the aforementioned mobilization and installation of generators. The Company anticipates that it would have produced approximately 8,625 ounces more, comprising 5,175 and 3,450 ounces at Bonikro and Agbaou, respectively, had the intermittent power shutdowns not occurred.

│	5

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

•	Cost of sales, cash costs(1) and AISC(1) per gold ounce sold of $1,547, $1,355, and $1,498, respectively. Consolidated costs continued to sequentially decrease, and were lower than the fourth quarter of 2023 and first quarter of 2024. Costs also improved over the prior year comparative quarter, as anticipated. Cost improvements are expected to continue for the remainder of the year. At Sadiola, this will be achieved through the increased production resulting from the inclusion of oxide ore from Diba in addition to other operational improvements. As aforementioned, the installed power generators will mitigate further power matters at Côte d'Ivoire and ensure no production loss from potential future power grid interruptions. Further, as expected and guided, Bonikro's sustaining capital and AISC(1) in the second quarter were impacted by capitalized stripping at Pushback 5 ("PB5"). The stripping activities being carried out during the year will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter.

•	Sales of 84,611 gold ounces, differing slightly from production due to timing of shipments.

•	Operating highlights by mine for the quarter as follows:

For three months ended June 30, 2024	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	51,784	50,509	$1,221	$1,179	$1,241
Bonikro Gold Mine	20,496	19,036	$1,814	$1,248	$1,515
Agbaou Gold Mine	15,855	15,066	$2,304	$2,079	$2,336
Total	88,135	84,611	$1,547	$1,355	$1,498

•	Continued strong performance at Sadiola, with meaningful improvements over the comparative prior periods as follows:

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Gold ounces
Sadiola Production	51,784	45,799	100,114	86,332
Per Gold Ounce Sold
Sadiola Total Cost of Sales(4)	$1,221	$1,524	$1,241	$1,482
Sadiola Cash Costs(1)	$1,179	$1,401	$1,176	$1,385
Sadiola AISC(1)	$1,241	$1,561	$1,241	$1,506

•	As at June 30, 2024, the Company had cash and cash equivalents of $78.0 million. The Company has a three-year, undrawn, $100 million credit facility, which provides additional flexibility. Although the Company does not expect to draw on the facility, it reinforces its financial flexibility to support growth while mitigating downside price risks. Cash balances for the quarter were impacted by the capital expenditures associated with the aforementioned unbudgeted power generator purchases of $14.1 million, and the impact of the delayed production during the time periods in which the plant was not operating, which would have resulted in additional production of nearly 8,625 ounces for the mines in Côte d'Ivoire. With an expected strong second half of the year, punctuated by anticipated higher production and lower costs, which creates a step-change in cash flow generation, the Company is well positioned to cover its upcoming capital expenditure ramp-up at Kurmuk.

•	The Company's ability to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives. Based on recent gold prices, the Company expects to be fully financed through cash flows; however, as a precaution, so that the Company is not dependent on the price of gold, Allied is actively executing a select number of non-dilutive alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

│	6

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

In association with these efforts, on August 7, 2024, the Company announced that it has entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied will receive a US$53.0 million upfront cash payment (the “Advance Amount”) and an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Closing of the transaction and funding of the Advance Amount is subject to certain conditions precedent, including certain third-party consents and agreements, and completion of related security documents which are expected to be completed in short order.

The transaction recognizes the inherent value of the Company’s CDI Complex and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. The CDI Complex comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years for the complex, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favorable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for the CDI Complex, with a total of US$16.5 million allocated for 2024 to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

Given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is arranging a minimum $250 million Kurmuk funding package comprising a gold stream and a gold prepay facility for the Kurmuk development project. This comprehensive funding solution is expected to close by the end of September 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital.

The gold prepay facility would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries after Kurmuk's anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction. Lastly, this arrangement along with operational improvements and production increases that are expected to begin to generate significant cash flow in the coming quarters, would provide additional financial flexibility for the Company to balance its allocation of capital and pursue other high return internal growth opportunities, which could include accelerating the study to optimize recoveries at Sadiola, optimize its overall development schedule with the aim of bringing value forward for this asset, among others.

•	To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. The Company will continue to look into utilizing cash flow protection measures.

•	Net cash used in operating activities for the second quarter was $6.2 million. Operating cash flows before income tax paid and movements in working capital were a strong inflow of $56.9 million, which is significantly higher than both that of the first quarter of 2024 and comparative prior period quarter. Current period cash from operating activities was impacted by the anticipated income tax payments in the second quarter, as well as working capital movements. Working capital was impacted predominantly by the timing of receipt of VAT credits at Sadiola, the buildup of inventory stockpiles for Diba and Bonikro, the seasonal materials and supplies buildup in anticipation of the rainy season in Mali, finished goods awaiting shipment, and to a lesser extent the general timing of accounts payable.

•	Net Profit before Income Tax for the three months ended June 30, 2024 was $36.1 million. Net Earnings Attributable to the Shareholders to the Company (“Attributable Net Earnings Earnings”) for the three months ended June 30, 2024 was $8.3 million or $0.03 per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $15.9 million or $0.06 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•	EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended June 30, 2024 was $56.2 million and $63.7 million respectively, both of which represented a significant increase from the prior year comparative period. The Company's strong EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiencies.

│	7

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

•	On April 10, 2024, the Company announced positive exploration results at Kurmuk's Tsenge gold prospect, the most advanced of several high quality exploration targets at the Kurmuk gold project, and new oxide discoveries at Sadiola's Sekekoto West, one of the new significant targets where ongoing exploration activities continue to successfully uncover additional near-surface oxide gold mineralization. The Tsenge results are part of a program expected to significantly boost the Mineral Resources and Mineral Reserves at Kurmuk, aligning with the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project. These successes support the Company’s strategy to enhance Kurmuk’s existing Mineral Reserves and Mineral Resources, aiming to extend the strategic mine life to over 18 years and increase annual gold production to more than 250,000 ounces at an AISC(1) of less than $950/oz. The discoveries at Sekekoto West are poised to enhance production at existing operations and supplement the future ore feed to Sadiola, allowing it to maintain high production levels with lower near-term capital costs as it expands its existing processing infrastructure.

•	Following on to the exploration results announced in April, on June 26, 2024, the Company reported a further update on exploration and development activities at its Kurmuk Project. Recent significant exploration results at both Dish Mountain and Tsenge confirm the high prospectivity previously reported for the property and these near-mine targets. These results support the Company’s objective to deliver significant Mineral Reserves and Mineral Resource growth from areas that can extend and improve Kurmuk’s initial mine life and production profile. Cumulative exploration results at the Tsenge Project highlight the potential for significant additional economic mineralization within the project area, reinforcing Allied’s vision that Kurmuk and the surrounding 1,269 km2 of exploration leases represent the potential for a new gold mineral province in Western Ethiopia. Key project advancements in recent months build upon the planning and preparation activities started in late 2023. These include the progress of the Engineering, Procurement and Construction Management (“EPCM”) Early Works contract under DRA Global Limited (“DRA”), the ongoing procurement of long-lead items and services, including the ball mill in addition to the already owned SAG mill, and the tendering process for contract mining and bulk earthworks, among others.

Corporate Development Highlights:

Sadiola Phased Expansion and Diba Acquisition

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, to be followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company.

Diba is located 15 kilometers south of the processing plant at Sadiola and adjacent to the Sadiola Large Scale Mining License. The acquisition of the Diba Project from Elemental Altus Royalty Corp. was completed on November 9, 2023. Diba, an oxide and higher grade fresh ore body is expected to represent a significant component of the Company's production at Sadiola this year, and displaces some of the lower grade fresh ore originally planned to fed through the plant, thereby improving both production and cost. Engineering studies at Diba progressed, with an initial Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, and supplement Diba ore feed, further contributing to production and costs improvements for the next several years, providing mine plan flexibility with more areas for mining.

│	8

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the Sadiola complex is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced during the Phase 1 Expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

The Company is also advancing opportunities for optimization of the Sadiola Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Accretive Strategic Ownership Consolidation of the Kurmuk Development Project and Decision to Advance Expanded Kurmuk Project

On September 7, 2023, the Company completed the accretive acquisition of the minority interest previously held in the Kurmuk project by APM Investment Holdings Ltd. (“APM”), consolidating the Company’s ownership to 100%. Upon the declaration of commercial production and completion of certain governmental commitments such as public road upgrades and installation of a power line, a 7% ownership will be issued to the Ethiopian government. The initial consideration for APM consisted of 11,797,753 common shares at a price of $4.45 per share (being the issue price of the recently completed financing for the going public event), totalling $52.5 million, with further payments structured over time, payable in cash or cash and shares at the option of the Company. Notably, there was no upfront cash consideration, highlighting the mutually beneficial nature of the transaction and underscoring APM's confidence in the Company's operational and execution capabilities, both broadly and specifically in relation to Kurmuk.

This consolidation of ownership positions the Company to be able to advance the Kurmuk Project efficiently through construction and development. The ownership consolidation, which is immediately accretive to net asset value per share, simplifies Kurmuk's management structure, de-risks the project execution, and improves the Company's leverage to project optimizations and its exploration upside.

In addition to the accretive ownership consolidation, the Company has made the decision to advance the expanded Kurmuk project through a two-phase development plan with a total capital requirement of approximately $500 million. This plan includes a capital commitment for the first phase of $185 million to be spent through 2023 and 2024. At the end of this phase, the Company will have the opportunity to assess any further optimizations and improvements before deploying the remaining capital for Kurmuk.

Upon completing the initial phase, the Company will have made significant strides in developing Kurmuk, reaching milestones such as engineering, early works, major equipment procurement, civil infrastructure development, camp establishment, mining contractor mobilization, and pre-stripping at the Ashashire deposit. The Company's exploration at Kurmuk also aims to evaluate options for exploiting an anticipated increase in total mineral inventory, potentially leading to greater annual production. Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital. On a year-to-date basis, $24.6 million, has been spent in Ethiopia, including $18.8 million of Kurmuk construction spend, with the majority of the spend in the second half of the year, as planned.

│	9

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant's capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (FEED), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The expanded project is now expected to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain over 240,000 ounces per year over a 10-year mine life, based solely on Mineral Reserves. This improvement is significant compared to the original project, which would have averaged 200,000 ounces annually at similar capital costs. By utilizing existing major equipment and contractor mining, the expanded project will be developed within the same capital requirements as initially planned.

The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first half of 2024. To date, the Company has completed execution planning and preparation activities, which included mobilizing the EPCM contractor to the site, advancing detailed engineering, and formalizing and executing the procurement plan. Activities also included defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works contracts, including the installation of the starter camp and the construction of the temporary water dam. The construction of the temporary water dam, built by a local earthworks contractor under DRA's supervision, was completed on schedule and the dam is now full. Additionally, the construction camp build is advancing, with earthworks, civil works, and delivery of modules for the main 1,600-person camp ongoing. Operational readiness remains a key focus, with planning and preparation activities underway, including the recruitment of the General Manager and other operating positions. The Company intends to award the mining contract in the near future, with the objective of advancing earthworks and allowing for the early mobilization of equipment and the development of customs, importation, and logistics systems well ahead of the timeframe when mining will begin.

Kurmuk is now planned as a plus 240,000-ounce-per-year gold mine with an AISC(1) targeted below $950 per gold ounce, with a strategic target mine life extending for an initial 15 years. The project requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, as well as with the aforementioned Kurmuk stream and gold prepay being arranged, with the first gold pour expected mid-2026.

Optimization Initiatives

Management has begun developing an optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

Health and Safety Highlights:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended June 30, 2024 was 1.08, compared to a TRIR of 1.11 in the comparative prior year quarter.

The Company’s Total Recordable Incident Rate ("TRIR") for the six months ended June 30, 2024 was 1.24, compared to a TRIR of 1.01 in the comparative prior year period.

In terms of Lost Time Injuries (“LTI”), the Company reported two LTI for the three months ended June 30, 2024, compared to two LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended June 30, 2024 of 0.54, compared to a LTIR of 0.55 in the comparative prior year quarter.

For the six months ended June 30, 2024, the Company reported three Lost Time Incident ("LTI"), compared to two LTI in the comparative prior year period, which results in a Company Lost Time Incident Rate ("LTIR") of 0.41, compared to a LTIR of 0.29 in the comparative prior year period.

The Company did not report any significant Environmental Incidents for the three and six months ended on June 30, 2024.

As part of its vision of responsible mining, on May 9, 2024, the Board of Directors approved a new set of policies for Health and Safety, Environment and Social Responsibility. The policies were issued in the Company's three languages of operation, being English, French and Amharic. These policies have been distributed and communicated across the entire organization.

│	10

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

On June 27, 2024, the Company published its 2023 Sustainability Report, which presented Key Sustainability highlights. The report details the activities undertaken by Allied Gold during 2023 and outlines the Company's plans for 2024 and beyond. Throughout 2023, there has been progress in several strategic sustainability areas, a testament to the Company's workforce, especially given this has occurred during a period of significant change, including the transition from a privately owned to a publicly listed entity and accompanying changes in the composition of the Board of Directors and Executive Management Team. Given the dynamics of the Company’s rapid growth and transformation, these efforts also contribute to the harmonization of the corporate culture across the organization. The progress underscores the Company's commitment to fostering a cohesive and collaborative environment.

Artisanal and small-scale gold mining

Artisanal and small-scale gold mining (“ASGM”) presents a complex challenge for the gold mining industry, one the Company actively manages at all of its sites. Most activities within the ASGM sector are informal and unregulated. This unregulated nature poses numerous risks and impacts to people and the environment, especially where ASGM intersects with the Company's activities.

As a Company, the primary concern with unauthorized entry onto its mining licenses is the safety and security risk it presents to both employees and ASGM miners themselves. The Company has developed a strategy to reduce risks and impact focused on the following areas:

•	Government: Recognizing the role of governments in facilitating dialogue on mutually beneficial initiatives related to managing ASGM.

•	Communities: Strengthen community engagement programs to highlight the risks and impacts of ASGM activities and promote greater awareness of the positive benefits of our mining operations. Support programs that encourage diversified livelihood activities through ongoing community development planning.

•	Law and Justice: Facilitate the development of the law enforcement sector and collaborate with authorities to secure the Company's boundaries.

•	Public Relations: Continue to build relationships with non-government stakeholders to facilitate partnerships on development projects.

As part of the Company's 2024 key priorities, this strategy will be reviewed to include support for national initiatives on ASGM formalization.

Summary of Operational Results

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Gold ounces
Production	88,135	85,983	173,312	164,589
Sales	84,611	75,373	169,747	158,848
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,547	$1,586	$1,581	$1,584
Cash Costs(1)	$1,355	$1,418	$1,376	$1,427
AISC(1)	$1,498	$1,578	$1,530	$1,561
Average revenue per ounce	$2,309	$1,921	$2,181	$1,881
Average market price per ounce*	$2,338	$1,975	$2,206	$1,931

*Average market prices based on the LBMA PM Fix Price

Gold production of 88,135 ounces during the three months ended June 30, 2024, compared to 85,983 ounces during the comparative prior period. The change was predominantly driven by an increase at Sadiola, partially offset by lower production at Bonikro and Agbaou, which were impacted by the ongoing power matters previously described. At Sadiola, production benefited from the commencement of mining at Diba and its higher grade characteristics.

│	11

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Total cost of sales(4), cash costs(1), and AISC(1) on a per gold ounce sold basis of $1,547, $1,355, and $1,498, respectively, for the three months ended June 30, 2024, compared to $1,586, $1,418, and $1,578 during the comparative prior period. Consolidated costs continued to sequentially decrease, and were lower than the fourth quarter of 2023 and first quarter of 2024. Costs also improved over the prior year comparative quarter, as anticipated. Cost improvements are expected to continue for the remainder of the year. At Sadiola, this will be achieved through the increased production resulting from the inclusion of oxide ore from Diba in addition to other operational improvements. As aforementioned, the installed power generators will mitigate further power matters at Côte d'Ivoire and ensure no production loss from potential future power grid interruptions.

Gold sales of 84,611 ounces for three months ended June 30, 2024 compared to 75,373 ounces sold in the comparative period quarter. While current quarter sales were impacted by the timing of production and shipments, prior year comparative period sales were more significantly impacted by timing of shipments.

Gold production was 173,312 ounces during the six months ended June 30, 2024, compared to 164,589 ounces in the comparative period. The change was predominantly driven by an increase at Sadiola, partially offset by lower production at Bonikro and Agbaou, which were impacted by the ongoing power matters previously described. At Sadiola, production benefited from the commencement of mining at Diba and its higher grade characteristics. Further, first quarter production at Bonikro was impacted by short plant stoppage at which time several process and staffing improvements were implemented, and first quarter production at Agbaou was impacted by the contractor change-over.

Total cost of sales(4), cash costs(1), and AISC(1) on a gold ounce sold basis were $1,581, $1,376 and $1,530, respectively, for the six months ended June 30, 2024, compared to $1,584, $1,427, and $1,561 in the comparative prior year period.

Gold sales for the six months ending June 30, 2024 were impacted by the timing of production and shipments, which prior year sales were more heavily impacted by the timing of sales and the policies adopted by the then-private Allied Gold.

Average revenue per ounce generally diverges modestly from the average market price mostly due to the impact of ounces delivered under the stream.

│	12

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Summary of Financial Results:

(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Revenue	$195,614	$145,012	$370,681	$299,332
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(117,893)	(110,962)	(241,206)	(233,853)
Gross profit excluding DDA(1)	$77,721	$34,050	$129,475	$65,479
DDA	(13,004)	(8,575)	(27,139)	(17,714)
Gross profit	$64,717	$25,475	$102,336	$47,765
General and administrative expenses	$(15,240)	$(11,273)	$(29,401)	$(21,898)
Gain (loss) on revaluation of call and put options	—	4,454	—	(5,546)
Loss on revaluation of financial instruments and embedded derivatives	(2,099)	(667)	(3,882)	(1,813)
Other (losses) income	(4,214)	343	(7,629)	387
Net earnings before finance costs and income tax	$43,164	$18,332	$61,424	$18,895
Finance costs	(7,082)	(6,773)	(12,719)	(12,712)
Net earnings before income tax	36,082	11,559	48,705	6,183
Current income tax expense	$(18,894)	$(6,387)	$(27,380)	$(19,923)
Deferred income tax expense	(769)	(1,234)	(5,748)	(1,683)
Net earnings (loss) and total comprehensive earnings (loss) for the period	$16,419	$3,938	$15,577	$(15,423)

Earnings (loss) and total comprehensive earnings (loss) attributable to:
Shareholders of the Company	$8,298	$1,147	$2,613	$(19,286)
Non-controlling interests	8,121	2,791	12,964	3,863
Net earnings (loss) and total comprehensive earnings (loss) for the period	$16,419	$3,938	$15,577	$(15,423)

Net earnings (loss) per share attributable to shareholders of the Company
Basic and Diluted	$0.03	$0.01	$0.01	$(0.11)

Attributable Net Earnings for the three months ended June 30, 2024 was $8.3 million, compared to an Attributable Net Earnings of $1.1 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $15.9 million for the current quarter, compared to Adjusted Net Loss(1) of $0.8 million in the comparative prior year quarter.

EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended June 30, 2024 was $56.2 million and $63.7 million respectively, compared to $26.9 million and $25.0 million both of which representing a significant increase from the prior year comparative period. The Company's strong EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiencies.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

│	13

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Attributable Net Earnings for the six months ended June 30, 2024 was $2.6 million, compared to an Attributable Net Loss $19.3 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $16.8 million for the current period, compared to Adjusted Net Loss(1) of $10.3 million in the comparative prior year period.

EBITDA(1) and Adjusted EBITDA(1) for the for the six months ended June 30, 2024 was $88.6 million and $102.4 million respectively, compared to $36.6 million and $45.6 million, both of which representing a significant increase from the prior year comparative period. The Company's strong EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiencies.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share amounts)	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Net Earnings (Loss) attributable to Shareholders of the Company	$8,298	$1,147	$2,613	$(19,286)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.03	$0.01	$0.01	$(0.11)
(Gain) loss on revaluation of call and put options	—	(4,454)	—	5,546
Loss on revaluation of financial instrument	2,099	667	3,882	1,813
Foreign exchange	568	—	832	1,558
Share-based compensation	2,011	3,686	4,138	3,687
Other adjustments	2,881	(1,798)	4,963	(3,641)
Tax adjustments	(3)	—	351	—
Total increase (decrease) to Attributable Net Earnings (Loss)(2)	$7,556	$(1,899)	$14,166	$8,963
Total increase (decrease) to Attributable Net Earnings (Loss)(2) per share	$0.03	$(0.01)	$0.06	$0.05
Adjusted Net Earnings (Loss)(1)	$15,854	$(752)	$16,779	$(10,323)
Adjusted Net Earnings (Loss)(1) per Share	$0.06	$(0.01)	$0.07	$(0.03)

Prior year comparative quarter was impacted predominantly by the remeasurement gain of the preferred shareholder put option with Orion Mine Finance and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The prior year comparative six-month period was also impacted by the Endeavour Gold Corporation equity put option loss, which had an amendment in February 2023, which deferred the exercise and redemption date of the option, and consequently increased the redemption value from $40.0 million to $50.0 million.

The Company did not pay any dividends or have distributions to shareholders during the three months or six months ended June 30, 2024 or 2023.

│	14

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Operating cash flows before income tax paid and working capital(6)	$56,865	$23,019	$90,926	$43,219
Income tax paid	(20,665)	(18,784)	(21,151)	(18,784)
Operating cash flows before movements in working capital(6)	$36,200	$4,235	$69,775	$24,435
Working capital movement(6)	(42,359)	4,162	(83,866)	(6,883)
Net cash (used in) generated from Operating activities	$(6,159)	$8,397	$(14,091)	$17,552
Net cash used in Investing activities	(40,391)	(22,862)	(61,760)	(46,404)
Net cash (used in) generated from Financing activities	(337)	5,595	(4,196)	1,792
Net decrease in cash and cash equivalents	$(46,887)	$(8,870)	$(80,047)	$(27,060)

Net cash used in operating activities for the three months ended June 30, 2024 was $6.2 million. Current period cash from operating activities was impacted by the anticipated income tax payments in the second quarter, as well as working capital movements. Working capital was impacted predominantly by the timing of receipt of VAT credits at Sadiola, the buildup of inventory stockpiles for Diba and Bonikro, the seasonal materials and supplies buildup in anticipation of the rainy season in Mali, finished goods awaiting shipment, and to a lesser extent the general timing of accounts payable. This compares to an inflow of $8.4 million in the prior year comparative quarter.

Operating cash flows before income tax paid and movements in working capital for the three months ended June 30, 2024 increased significantly, at an inflow of $56.9 million compared with the prior year comparative quarter inflow of $23.0 million. This was due to higher sales ounces, higher realized gold prices and lower costs of production per ounce.

Net cash used in operating activities for the six months ended June 30, 2024 of $14.1 million compared to an inflow of $17.6 million in the prior year comparative period. Current period cash from operating activities was impacted by the anticipated income tax payments in the second quarter, as well as working capital movements. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment, and the timing of accounts payable, which included final payments associated with the go-public transaction that had been previously accrued.

Operating cash flows before income tax paid and movements in working capital for the six months ended June 30, 2024 increased significantly, at $90.9 million, compared to $43.2 million in the prior year comparative period.

As at June 30, 2024, the Company had cash and cash equivalents of $78.0 million, compared with $158.6 million as at December 31, 2023.

│	15

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Summary of Capital Expenditures

For three months ended June 30,	2024	2023	2024	2023	2024	2023	2024	2023

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$1,998	$3,066	$4,987	$584	$—	$—	$6,985	$3,650
Bonikro	2,559	630	6,766	10,556	2,090	837	11,415	12,023
Agbaou	1,269	1,969	6,717	—	—	—	7,986	1,969
Ethiopia and Kurmuk	—	—	13,259	—	—	—	13,259	—
Corporate and Other	47	138	699	—	—	4,558	746	4,696
Total	$5,873	$5,803	$32,428	$11,140	$2,090	$5,395	$40,391	$22,338

For six months ended June 30,	2024	2023	2024	2023	2024	2023	2024	2023

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$2,468	$4,663	$6,862	$3,396	$—	$—	$9,330	$8,059
Bonikro	7,585	1,914	6,766	22,306	3,740	1,605	18,091	25,825
Agbaou	2,215	3,030	6,717	—	—	—	8,932	3,030
Ethiopia and Kurmuk	—	—	24,610	—	—	—	24,610	—
Corporate and Other	98	49	699	—	—	9,748	797	9,797
Total	$12,366	$9,656	$45,654	$25,702	$3,740	$11,353	$61,760	$46,711

2.            CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, which are operated as an integrated complex, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exceptional exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire complex. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (trading symbol "AAUC") and has publicly traded convertible debentures trading in U.S. dollars under the symbol "AAUC.DB.U."

│	16

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

3.            REVIEW OF FINANCIAL RESULTS

For the three months ended June 30, 2024

Revenue

Revenue of $195.6 million for the three months ended June 30, 2024, compared to $145.0 million in the comparative prior year period. The anticipated change in revenue was driven by an increase in sales quantities of 9,238 ounces, or 12%, and associated with increased production. This was further improved by an increase in average revenue per ounce of 20% as a result of higher gold prices versus the comparative period.

The average realized gold during the period was $388/ounce higher, at $2,309/ounce compared to $1,921/ounce in the comparative prior period quarter.

Cost of sales, excluding DDA

Cost of sales, excluding DDA of $117.9 million for the three months ended June 30, 2024, compared to $111.0 million in 2023. The increase in Cost of Sales, excluding DDA was predominantly impacted by the quantity of ounces sold during the quarter in relation to prior year's comparative quarter, partially offset by improving costs.

DDA

Total DDA(4) of $13.0 million for the three months ended June 30, 2024, was higher than the $8.6 million in the comparative prior year quarter. The increase is attributable to higher sales units, and production at Bonikro from PB5 which commenced in the fourth quarter of 2023, beginning the amortization of related deferred stripping costs at that time. This was partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In addition to corporate overhead costs, it also includes some costs incurred mainly for the benefit of the operations or exploration properties, but which were not charged directly to those legal entities. For the three months ended June 30, 2024, administrative expenses were $15.2 million, compared to $11.3 million in the comparative prior year quarter. Of note is the significant and meaningful decrease from the fourth quarter of 2023 administrative expense of $26.8 million.

Expenses are expected to continue to trend lower over the second-half of the year. As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Excluding share-based compensation, the administrative expense for the three months ended on June 30, 2024 was $13.2 million, compared to $9.6 million in the prior year comparative quarter.

Gain (loss) on revaluation of call and put options

The revaluation of the call and put options for the three months ended June 30, 2024 was nil, compared to $4.5 million in the comparative prior year quarter. Prior year comparative quarter values, which have no current period comparative value, were primarily related to the remeasurement gain of the preferred shareholder put option with Orion Mine Finance (“Orion”) and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The option with Orion expired on the undertaking of the go-public event which was deemed a Liquidity Event (as defined in the shareholders agreement) and the Kurmuk option exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing.

As previously disclosed, this financial statement line item, unless further options are entered into, will be nil going forward.

│	17

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Gain on revaluation of financial instruments

The result relates to the following items, none of which are individually significant,

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred,

•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices, and

•	The revaluation of the convertible debenture and its associated mark-to-market impact.

Other (loss) income

Other loss for the three months ended June 30, 2024 was $4.2 million, compared to a gain of $0.3 million in the comparative prior year quarter. There are no individually material or significant items in the period.

Finance costs

Finance costs of $7.1 million for the three months ended June 30, 2024 were comparable to the finance costs of $6.8 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.3 million, compared to $1.7 million in the comparative prior year quarter. For the current quarter, the interest is related to the convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.

•	During the period, the Company capitalized interest of $0.7 million, associated with the construction of the Kurmuk project.

•	Other Non-Cash Finance Cost was $4.9 million compared to $3.7 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the Bonikro stream agreement (refer to the Condensed Consolidated Financial Statements for further details).

•	Current period costs included a gain of $0.6 million in foreign currency ($1.3 million gain in the prior year comparative period).

Income tax expense

Income tax expense was $19.7 million for the three months ended June 30, 2024 and reflects a current income tax expense of $18.9 million and a deferred income tax expense of $0.8 million. This compares to a total tax expense in the prior year comparative quarter of $7.6 million, with current income tax expense of $6.4 million and a deferred income tax expense of $1.2 million. The increase in income tax is related to the increase in revenue during the quarter.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 54% on the earnings before tax for the three months ended June 30, 2024, compared to an effective tax rate of 66% for the prior period. High effective tax rates are the result of costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs and transaction-related spend, while the underlying operations recorded income before tax.

The company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future. The effective tax rates in the jurisdictions in which the Company operates are above 15%, and as such, the Company does not expect a potential exposure to the global minimum tax when the rules apply in the future.

│	18

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

For the six months ended June 30, 2024

Revenue

Total revenue of $370.7 million for the six months ended June 30, 2024, compared to $299.3 million in the prior year comparative period, resulting from both a 7% increase in the number of ounces sold, or 10,899 ounces, and 16% higher realized prices.

The change in ounces sold was attributable to the production levels as anticipated, and also due to the timing of sales.

The average realized gold price for the six months ended June 30, 2024, was $300 per ounce higher at $2,181 per ounce versus $1,881 per ounce in the comparative prior period in 2023.

Cost of sales, excluding DDA

Cost of sales, excluding DDA of $241.2 million for the six months ended June 30, 2024, compared to $233.9 million in the prior year comparative period. The increase was predominantly related to higher ounces sold, offset by changes in the general cost structure of the business from the prior year.

DDA

Total DDA(4) of $27.1 million for the six months ended June 30, 2024 compared to $17.7 million in the 2023 comparative period. The increase is attributable to higher sales units, and production at Bonikro from PB5 which commenced in the fourth quarter of 2023, beginning the amortization of related deferred stripping costs at that time. This was partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the six months ended June 30, 2024, administrative expenses were $29.4 million, compared to $21.9 million in the comparative prior year period.

Expenses are expected to continue to trend lower over the second-half of the year. As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Excluding share-based compensation, the administrative expense for the six months ended on June 30, 2024 was $25.3 million, compared to $18.2 million in the prior year comparative period.

Gain (Loss) on revaluation of call and put options

While the there is no revaluation of call and put options for the six months ended June 30, 2024 as the call and put options that were in place in the prior year were extinguished on the go public event in September of 2023, the prior year was impacted by the remeasurement gain of the preferred shareholder put option with Orion Mine Finance (“Orion”) and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The option with Orion expired on the undertaking of the go-public event which was deemed a Liquidity Event (as defined in the shareholders agreement) and the Kurmuk option exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing. This was offset by the Endeavour Gold Corporation equity put option, which had an amendment in February 2023 to defer the exercise and redemption date of the option, and increased the redemption value from $40.0 million to $50.0 million.

│	19

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Loss on revaluation of financial instruments

The result relates to the following items:

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred,

•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices, and

•	The revaluation of the convertible debenture and its associated mark-to-market impact.

Other (loss) income

Other loss of $7.6 million was recorded for the six months ended June 30, 2024, compared to $0.4 million in the comparative prior year period. There are no individually material or significant items in the period.

Finance costs

Finance costs of $12.7 million for the six months ended June 30, 2024, compared to $12.7 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $4.7 million, compared to $3.6 million in the comparative prior year period. The increase is due to the issuance of convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.

•	During the period, the Company capitalized interest of $0.7 million, associated with the construction of the Kurmuk project.

•	Other Non-Cash Finance Costs of $7.9 million were slightly lower than the $7.6 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the Bonikro stream agreement (refer the Condensed Consolidated Interim Financial Statements for further details).

•	For the six months ended June 30, 2024, foreign exchange gains were $0.8 million compared to $1.6 million in the comparative prior year period.

Income tax expense

Income tax expense was $33.1 million for the six months ended June 30, 2024 and reflects a current income tax expense of $27.4 million and a deferred income tax expense of $5.7 million. This compares to a total tax expense in the comparative prior quarter of 2023 of $21.6 million, with current income tax expense of $19.9 million and a deferred income tax expense of $1.7 million. The increase in income tax is a result of the higher revenue during the period.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 68% on the earnings before tax for the six months ended June 30, 2024, compared to an effective tax rate of negative 349% for the prior period. High effective tax rates are the result of costs incurred in non-taxable jurisdictions, which predominantly include administrative expenses and borrowing costs, while the underlying operations had income before tax which was taxed at the operation's respective rates. Consequently, the tax from the underlying operations becomes disproportional to earnings before tax on a consolidated basis.

The company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

│	20

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future. The effective tax rates in the jurisdictions in which the Company operates are above 15%, and as such, the Company does not expect a potential exposure to the global minimum tax when the rules apply in the future.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenue	$195,614	$175,067	$179,674	$176,685	$145,012	$154,320	$189,600	$146,930
Earnings (loss) and total comprehensive earnings (loss) attributable to shareholders	8,298	(5,685)	5,445	(194,641)	1,147	(20,433)	(11,314)	(4,908)
Earnings (loss) per share attributable to shareholders of the Company
Basic	0.03	(0.02)	0.02	(0.98)	0.01	(0.11)	(0.06)	(0.03)
Diluted	0.03	(0.02)	0.02	(0.98)	0.01	(0.11)	(0.06)	(0.03)

│	21

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

4.            REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Diba open pit gold mine, 15 kms south of the processing plant at Sadiola. The remaining ownership is retained by the Government of Mali (20%).

Sadiola Key Performance Information (100% Basis)	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	1.74	1.06	3.66	2.69
Waste mined (M tonnes)	4.60	6.54	11.56	12.32
Ore processed (M tonnes)	1.13	1.27	2.32	2.35
Gold
Production (Ounces)	51,784	45,799	100,114	86,332
Sales (Ounces)	50,509	35,864	95,377	78,375
Feed grade (g/t)	1.68	1.27	1.53	1.18
Recovery rate (%)	84.8%	91.4%	85.3%	92.5%
Total cost of sales per ounce sold(4)	$1,221	$1,524	$1,241	$1,482
Cash costs per ounce sold(1)	$1,179	$1,401	$1,176	$1,385
AISC per ounce sold(1)	$1,241	$1,561	$1,241	$1,506
Financial (In thousands of US Dollars)
Revenue	$117,584	$68,846	$210,595	$147,133
Cost of sales (excluding DDA)	(60,245)	(52,525)	(114,973)	(112,580)
Gross profit excluding DDA(1)	$57,339	$16,321	$95,622	$34,553
DDA	(1,402)	(2,115)	(3,364)	(3,575)
Gross Profit	$55,937	$14,206	$92,258	$30,978
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,998	$3,066	$2,468	$4,662
Expansionary	4,987	584	6,862	3,396
Exploration	—	—	—	1,278

For the three months ended June 30, 2024, Sadiola produced 51,784 ounces of gold, exceeding the 45,799 ounces produced in the comparative prior year quarter, and also exceeding first quarter production. Higher production was the result of higher-grade ore and additional screening capacity which was installed to screen, crush and process higher proportions of hard rock and sulphide ores from stockpile. Ore from Diba was exposed and available for mining late in June, as planned, in order to commence the industrial scale tests at the Sadiola plant to confirm and optimize processing parameters. As such, limited quantities of ore were processed during the month to conduct these tests and assess the processing plant behavior and controls for the higher-grade ores in particular, and these tests were successful. The plant trial yielded production at better than expected grades. Further production and initial sales of gold from Diba are expected to commence during the third quarter, subject to the receipt of authorizations for processing at Sadiola, which are currently in progress. Diba, an oxide and higher-grade ore body, is expected to represent a significant component of the Company's production at Sadiola this year, displacing some of the lower-grade ore originally planned to be fed through the plant. This is expected to improve both production and cost efficiency. The quarter ended with approximately 175,000 tonnes of oxide ore stockpiled at Diba from the Korali-Sud mining license, representing approximately 6,400 ounces of mined gold. This stockpile included 74,000 tonnes of ore at an average grade of 1.9 g/t, which would have been processed had the formal authorizations been received during the quarter. These ounces would have been additive to production in the second quarter, but are not included in the total disclosed production. Further, exploration continues at Sekekoto West, FE4, and Tambali South to define additional near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources.

│	22

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Following a re-optimization, pit sequencing has been enhanced for 2024, and additional emphasis is being put into improving mining performance. Plant performance was in line with expectations, with the focus having successfully remained on ore-crushing and screening throughout the quarter. Production was also positively impacted in relation to the comparative quarter, as aforementioned by improving feed grade, due to ore type blending. Recovery percentages were in line with projection based on ore types, despite being lower than prior year comparatives.

The Company is advancing its power generation facilities to enhance stability and reduce costs, which includes installing a centralized automated system. Furthermore, with the completion of a new oxygen plant earlier in the year to lower costs and improve recoveries, Sadiola is undertaking additional improvement initiatives.

Gold sales for the current quarter were relatively in line with production, resulting from timing of shipments.

For the six months ended June 30, 2024, Sadiola produced 100,114 ounces, compared to 86,332 ounces in the comparative prior year period, representing an increase of 16%, which is meaningful. Initiatives undertaken at the end of the fourth quarter, predominantly focused on ore-crushing, continued throughout the first half of the year and were successfully implemented. Results were also positively impacted by the higher feed grades, partially offset by lower recovery due to ore type blending.

At Sadiola, expected cost reductions are to be achieved through the inclusion of oxide ore from Diba and the sequential and significant increases in production over the remaining half of the year.

Gold sales for the six months ended June 30, 2024 were slightly lower than production, resulting from timing of shipments and sales.

In 2023, the Government of Mali introduced a new mining law, intended to provide more economic benefit to the State in respect of new mining projects. The Company’s Sadiola mine is bound to a Convention which should not require compliance with the new mining law, as the Convention provides for fiscal stability pursuant to the applicable laws that precede the new mining law. The Company believes the new mining law should not apply to Sadiola and has had discussions with the Government about investing in the expansion of Sadiola under the regime applicable pursuant to the Convention. Equally, the Company is aware of context and background and has indicated that it will continue to cooperate in discussions relating to mining companies becoming subject to the new mining law. As part of a broader outreach to mining companies, the Company has been invited to meet with government representatives for discussions on the impact of the new mining law on mining companies. The Company has attended and continues to attend those meetings and engage in those discussions. The Company has stated that if it were to comply with the new mining law, certain derogations of the fiscal and financial provisions of that law should be considered. Discussions on those derogations, and more generally on the application of the new mining law, continue. On reaching agreement to comply with the new mining law, the Company expects to receive a new ten-year exploitation permit with effect from August 1, 2024.

Sadiola Expansion Project and Diba Acquisition

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, to be followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company.

Diba is located 15 kilometers south of the processing plant at Sadiola and adjacent to the Sadiola Large Scale Mining License. The acquisition of the Diba Project from Elemental Altus Royalty Corp. was completed on November 9, 2023. Diba, an oxide and higher grade fresh ore body is expected to represent a significant component of the Company's production at Sadiola this year, and displaces some of the lower grade fresh ore originally planned to fed through the plant, thereby improving both production and cost. Engineering studies at Diba progressed, with an initial Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces.

│	23

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

The discovery of additional economic oxide mineralization has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, and supplement Diba ore feed, further contributing to production and costs improvements for the next several years, providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the Sadiola complex is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced during the Phase 1 Expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

The Company is also advancing opportunities for optimization of the Sadiola Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Diba, Sekekoto West, FE4, and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

At Sekekoto West, Allied provided updates regarding progress in the April 10, 2024 press release, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production", noting the following highlights:

•	New Near-Mine Oxide Discovery at Sekekoto West: Drilling at Sekekoto West has uncovered a new oxide deposit, set to contribute additional feed to the Sadiola plant. This deposit, located 2 km south of the Sadiola Processing Plant, underscores the ongoing potential for resource expansion within the mining license and covers a zone that has been historically underexplored, presenting significant new opportunities for resource growth over approximately 2 km of strike. Recent drilling has extended the known mineralisation by an additional 100m to the north, with plans to test further northward extensions by another 300m in Q2, aiming to uncover potential linkages and oxide mineralisation towards the FE3S rock storage facilities.

•	Strategic Corridor between Sekekoto and S12: The discovered corridor linking Sekekoto to the high-grade S12 prospect represents a promising target for further oxide ore discoveries. This corridor holds the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill, ensuring enhanced throughput and efficiency, especially during Sadiola’s expansion. Allied’s current exploration model indicates the potential for uncovering significant mineralisation between these two areas and in other prospective areas across the Sadiola land package. This model is actively being tested, and could substantially increase oxide gold ounces available for extraction. Exploration results to date continue to corroborate the Company’s exploration model for Sadiola.

│	24

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

During the second quarter, exploratory and resource drilling programs were conducted on the Sadiola and Diba mining licenses. A total of 280 holes were drilled for 24,975 metres by 5 drill rigs, with 109 holes for 11,776 metres completed at Sadiola and 171 holes for 13,199 metres completed at Diba. Resource drilling programs were completed on the Sadiola mining license ("ML") at Tambali Pit, S12 prospect. At Diba ML infill drilling at approximately 25 metre spacing on the reserve was completed as advanced grade control, and sterilisation drilling for the waste rock dump at Diba was also completed. Resource and exploratory drilling programs continued and were expanded at Sekekoto West and FE2.5 prospects on the Sadiola ML during the quarter.

Exploratory drilling at Sekekoto West continues to extend mineralisation along strike to the north, with incremental step outs pinning the narrow steep high-grade zone in the oxide. Phased drilling around this has defined 1.1 kilometres of continuous strike of mineralisation at the prospect. Similarly exploratory drilling has met with success at FE2.5 also defining approximately 1 kilometre of strike of oxide mineralisation. At both prospects, down-dip core drilling has demonstrated that tectonic breccias are sulphide mineralised and lie beneath the oxide mineralisation, demonstrating further opportunity to develop sulphide resources. The prospects are developed on faults cutting across the north-south orientated lithological contacts between limestones and sandstones. A second trend of mineralisation identified at FE2.5 some 400m to the west on a parallel contact is currently the subject of a first pass drilling program and this will continue into Q3 with the aim of yielding shallow oxide resources.

Sadiola Mineral Reserves and Mineral Resources

Allied is focused on optimizing the oxide mineral inventory at Sadiola, aiming to enhance the mine's value by leveraging ongoing exploration successes. This strategy is designed to optimize near-term cash flow and refine the capital expenditure profile. The start of production from Diba, will introduce near-surface high-grade oxide ore into the processing mix, complementing the increased rates of fresh ore feed. As of December 31, 2023, Allied has Proven and Probable Mineral Reserves at Diba, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Total Measured and Indicated Resource at Diba, inclusive of Mineral Reserves, is estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t. To further grow near-term oxide inventories and maximize near-term free cash flow and operational flexibility, Allied has approved an $8 million 2024 exploration budget at Sadiola, in part, to support a 12,000-metre drilling program aimed at extending these Mineral Resources. Significant work programs are also being pursued at Sekekoto West, FE4 and S12 where results to date show the potential to add additional near-term high-grade oxide ore to the mine plans. Sadiola maintains a world-class mineral inventory with nearly 7.4 million ounces of gold in Mineral Reserves, contained in 156 million tonnes at a grade of 1.48 g/t. With the addition of Diba, the Company has increased flexibility for the execution of the phased expansion, in particular allowing for an optimized allocation of capital and execution of phase 1, which is now expected to be in production in early 2026.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

│	25

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the Côte D’Ivoire complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	0.81	0.29	1.67	0.58
Waste mined (M tonnes)	3.20	4.49	6.91	9.64
Ore processed (M tonnes)	0.53	0.62	1.02	1.21
Gold
Production (Ounces)	20,496	21,511	39,127	41,549
Sales (Ounces)	19,036	21,782	40,340	44,379
Feed grade (g/t)	1.30	1.15	1.29	1.16
Recovery rate (%)	93.9%	90.2%	93.0%	90.3%
Total cost of sales per ounce sold(4)	$1,814	$1,343	$1,849	$1,418
Cash costs per ounce sold(1)	$1,248	$1,073	$1,331	$1,126
AISC per ounce sold(1)	$1,515	$1,159	$1,632	$1,222
Financial (In thousands of US Dollars)
Revenue	$43,254	$42,028	$86,217	$84,060
Cost of sales (excluding DDA)	(24,064)	(23,730)	(54,285)	(50,612)
Gross profit excluding DDA(1)	$19,190	$18,298	$31,932	$33,448
DDA	(10,476)	(5,521)	(20,315)	(12,336)
Gross Profit	$8,714	$12,777	$11,617	$21,112
Capital Expenditures (In thousands of US Dollars)
Sustaining	$2,559	$630	$7,585	$1,914
Expansionary	6,766	10,556	6,766	22,306
Exploration	2,090	837	3,740	1,605

Bonikro produced 20,496 ounces of gold during the three months ended June 30, 2024, compared with 21,511 ounces produced in the comparable quarter of the previous year. Second quarter production represented an increase over first quarter production, by over 10%. Production increased sequentially despite the challenges and the impact of the observed power issues in-country, noted in more detail below. The intermittent power matters also resulted in a stockpile increase, as ore mined exceeded ore processed. The stockpile build provides future flexibility and availability of ore to process, and demonstrated Bonikro's operating mining capacity. The Company anticipates that production at Bonikro would have been higher by approximately 5,175 ounces of gold, had the intermittent power shutdowns not occurred.

As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of $14.1 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

│	26

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

The sequential increase in gold production over the first quarter resulted from focused mining in the Bonikro Pit, which improved mine-to-plan compliance and increased the mined grade. The recovery rate was in line with expectations. Consistent positive mining performance has ensured mining sequencing remains on plan.

Several other opportunities to optimize the plant further are being pursued, including, but not limited to operational and maintenance practices, comminution circuit optimizations, increased gravity gold recovery, better slurry density, and viscosity control practices. Several are already implemented or studied, and will ultimately allow for mill rate improvements, and more predictability of throughput and recoveries. During the second quarter, the sizing screen panels were changed and modified from 40mm to 35mm, improving the mill rate considerably, by almost 9%, with the current ore blend. The Company expects to provide updates on further initiatives later this year.

At Bonikro, expected cost reductions are to be achieved through the normalization of production with the more self-reliant power strategy. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the second quarter were impacted by capitalized stripping at Pushback 5 ("PB5"). The stripping activities being carried out during the year will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the second quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in DDA from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023.

During the second quarter, gold sales were slightly lower than production due to timing of production and shipments.

At Bonikro, the stripping of PB5 during 2024 will expose higher-grade materials in 2025 and 2026. Although the cost profile for 2024 reflects those activities, they will significantly reduce the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period.

Previously provided production guidance from Côte d'Ivoire is not expected to change in the Company's guidance and outlook periods. For the six months ended June 30, 2024, Bonikro produced 39,127 ounces compared to 41,549 ounces in the comparative prior period.

Production for the first half of the year was impacted by a stoppage on the plant and crusher carried out during the first quarter, allowing the Company to undertake process and technical improvements with regards to certain interdependencies in the flow circuit, as well as to resolve certain staffing matters. This followed a detailed capability assessment, conducted at the end of 2023, resulting in lower throughput, partially offset by higher feed grades and recovery rates. Second quarter production was impacted predominantly by the aforementioned power-matters experienced in Côte d'Ivoire. Had the power delivery issues not occurred, the Company expects that production at Bonikro would have been higher by 5,175 ounces of gold.

Gold sales were slightly higher than production, due to timing of sales.

Bonikro Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licenses and exploration licenses. A total of 223 holes for 20,582 metres was drilled by seven exploration drill rigs. With the following drilling activity split across the properties:

At the Hire mine, core drilling to the WSW of the Agbale prospect, which is expected to be processed at Agbaou, underneath and adjacent to the Akissi-So waste rock dump was completed during the quarter. The program has been successful in identifying a high-grade vein-style target that was previously unrecognised and represents an underground style target for resource and reserve growth. Two rigs were moved to the area immediately west of the Assondji-So pit around the ROM pad and are exploring mineralised trends defined in historical drilling and artisanal workings. This program was in progress at quarter end and initial results and shallow oxide intersections are encouraging, demonstrating at least 160 metres of strike of a mineralised shear. This area of the mine will be the focus of exploratory and resource infill drilling in the third quarter.

At the Oume Project, drilling continued at the Dougbafla West and North deposits designed as infill to convert inferred resources to indicated resources, with the work at Dougbafla West focused on the oxide portion of the resource.

On the wider Hire and Agbaou MLs a target generation exercise began with the commencement of field programs at the Ditula prospect and prioritisation of other targets known from historical sampling programs.

│	27

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

On the Bonikro ML and EL no work programs were undertaken.

Bonikro Mineral Reserve and Mineral Resource

At Bonikro, Measured and Indicated Mineral Resources totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t and Mineral Reserves total 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t. This reflects the exploration strategy to increase total Mineral Resources at Oume first to better define the deposit before stepping up infill-drilling. Exploration drilling continues at Oume, including advanced resource drilling at Oume West and North. Additionally, Allied is conducting resource drilling and scout drilling at Agbalé in the Hire area to expand the mineral inventory. As noted above, Agbalé ore is planned to be transported to Agbaou due to its metallurgy and short haulage distances. These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $10.5 million is allocated for total exploration spending at Bonikro in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

│	28

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the Côte D’Ivoire complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Agbaou Key Performance Information	For three months ended June 30,		For six months ended June 30,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	0.76	0.35	1.11	0.69
Waste mined (M tonnes)	6.24	4.99	11.78	11.10
Ore processed (M tonnes)	0.46	0.53	1.01	1.17
Gold
Production (Ounces)	15,855	18,663	34,071	36,708
Sales (Ounces)	15,066	17,727	34,030	36,094
Feed grade (g/t)	1.07	1.11	1.08	0.99
Recovery rate (%)	95.8%	95.8%	95.5%	95.1%
Total cost of sales per ounce sold(4)	$2,304	$2,011	$2,216	$2,008
Cash costs per ounce sold(1)	$2,079	$1,875	$1,990	$1,888
AISC per ounce sold(1)	$2,336	$2,127	$2,218	$2,099
Financial (In thousands of US Dollars)
Revenue	$34,776	$34,138	$73,869	$68,139
Cost of sales (excluding DDA)	(33,584)	(34,707)	(71,948)	(70,661)
Gross profit excluding DDA(1)	$1,192	$(569)	$1,921	$(2,522)
DDA	(1,126)	(939)	(3,460)	(1,804)
Gross Profit	$66	$(1,508)	$(1,539)	$(4,326)
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,269	$1,969	$2,215	$3,030
Expansionary	6,717	—	6,717	—
Exploration	—	—	—	—

Agbaou produced 15,855 ounces of gold during the three months ended June 30, 2024, compared to 18,663 ounces in the corresponding quarter of the previous year. The decrease is predominantly due to the impact of the observed in-country grid power issues noted in more detail below. Agbaou demonstrated its operating mining capacity, which significantly exceed processing levels affected by the intermittent grid power issues, all of which were rectified during the quarter by the mobilization and installation of generators, as described below. Had the power delivery issues not occurred, the Company expects that production at Agbaou would have been higher by approximately 3,450 ounces of gold. With most mine pits nearing the end of the pushback cycle, improvements in stripping ratios, ore mined, and grades have been noted, with expectations for continued enhancements in upcoming quarters. In particular, the upcoming mining sequence and the mining of South Sat 3 will result in increased grades, which contribute to the expected and guided strong second half of the year production. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher ratio of fresh material mining, contributing to reduced mining rates. The decreased mill throughput resulted from lower ore availability and the processing of harder ore compared to the same quarter last year, though recoveries benefited from the resultant extended leach contact time due to lower throughput.

│	29

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of $14.1 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

A series of actions continue to enhance mining performance at Agbaou, including improvements to the dewatering infrastructure and better management of the mining contractor. The Company is also studying processing plant upgrades to increase ore feed flexibility. Furthermore, efforts to develop new oxide deposits like Agbale have been accelerated, with mining currently underway.

Gold sales during the quarter were generally in line with production.

Costs for the second quarter were impacted by the inclusion of Agbale ounces, and in particular the costs of sustaining capital expenditures related to its development, which are disproportionate to the production levels. However, with the Côte D’Ivoire complex now being with the same contractor, the Company expects synergies and the reduction of costs going forward. At Agbaou, expected cost reductions are to be achieved through the normalization of production after the aforementioned contractor changeover in the first quarter, process optimizations, and the normalization of the power matters. Had the power delivery issues not occurred, the Company expects that production at Agbaou would have been higher by 3,450 ounces of gold.

The Company remains confident on meeting its annual mine plan. The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbale Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026.

For the six months ended June 30, 2024 Agbaou produced 34,071 ounces compared to 36,708 ounces in the comparative prior period. First half performance was impacted by the mining contractor transition in the first quarter which resulted in planned customary delays with both importation and mobilization of equipment, impacting mine sequencing modestly. Further, second quarter performed was impacted by the aforementioned power matters.

Gold sales for the six months ended June 30, 2024 were in line with production, with small differences attributable to timing.

Agbaou Exploration

During the quarter, extensive resource and exploration drilling activities were undertaken on Agbaou's mining licenses, with 65 holes for a total of 8,003 metres.

At Agbaou, exploratory drilling at North Pit Extension was completed, with core drilling demonstrating deeper extensions of fresh rock mineralisation. First pass drilling was completed at the Agbaou South prospect, with initial intersections generated in line with historical RC drilling. A program of core drilling is underway to better understand the controls on mineralisation and better target follow-up drilling. Exploratory drilling along strike from South Sat 3 pit was underway at quarter end, with initial results indicating only weak mineralisation. Sterilisation drilling began within the compensated area for the placement of Waste Rock Dump 4.

On the wider Hire and Agbaou MLs a target generation exercise began with the commencement of field programs at the Ditula prospect and prioritisation of other targets known from historical sampling programs.

Agbaou Mineral Reserve and Mineral Resource

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026. This outlook is supported by updated Proven and Probable Mineral Reserves of approximately 0.5 million ounces of gold contained within 7.9 million tonnes at a grade of 1.84 g/t. This represents a 25% increase compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. The Company is actively optimizing operations, focusing on cost reduction while extending mine life and pursuing growth through the advancement of exploration targets in the Agbaou concession and the newly defined Agbalé deposit. This deposit is planned for processing at Agbaou. The company has allocated $6 million to further advance exploration initiatives at Agbaou in 2024.

│	30

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

5.            CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project and acquisition of the Diba Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The Company has made the decision to advance the expanded Kurmuk project, following a two-phase development plan requiring a total capital investment of approximately $500 million. This plan involves a commitment of approximately $155 million for 2024. Post the initial phase, the Company will assess potential optimizations and enhancements before deploying the remaining capital for Kurmuk. The expanded project aims to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain an average of over 240,000 ounces annually over a 10-year mine life, at an AISC(1) of $950 per ounce. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km2 exploration territory.

Progress

The Front End Engineering and Design (“FEED”) for the project's critical components was successfully completed on schedule in 2023. The key outcomes of the FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.
•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase.
•	Estimated pre-production costs of approximately $500 million.
•	Anticipated first production in the mid-2026.

The project implementation team, which boasts strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing through the first half of 2024. To date, the Company has completed execution planning and preparation activities, which included mobilizing the EPCM contractor to the site, advancing detailed engineering, and formalizing and executing the procurement plan. Activities also included defining and implementing all project procedures, planning logistics, tracking key logistic deliveries such as camp facilities, and placing orders for key early works contracts, including the installation of the starter camp and the construction of the temporary water dam. The construction of the temporary water dam, built by a local earthworks contractor under DRA's supervision, was completed on schedule and the dam is now full. Additionally, the construction camp build is advancing, with earthworks, civil works, and delivery of modules for the main 1,600-person camp ongoing. Operational readiness remains a key focus, with planning and preparation activities underway, including the recruitment of the General Manager and other operating positions. The Company intends to award the mining contract in the near future, with the objective of advancing earthworks and allowing for the early mobilization of equipment and the development of customs, importation, and logistics systems well ahead of the timeframe when mining will begin.

│	31

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital. On a year-to-date basis, $24.6 million, has been spent in Ethiopia, including $18.8 million of Kurmuk construction spend, with the majority of the spend in the second half of the year, as planned.

Project Exploration

On April 10, 2024 a press release titled, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production" was released, highlighting the following:

•	Extended Mineralisation at Tsenge Ridge: Ongoing exploration has revealed significant gold mineralisation along a 9-kilometre strike length, validated through soil sampling, geological mapping, and scout drilling. The Tsenge area, one of four prioritized areas for Mineral Resource expansion, continues to demonstrate prolific geological potential.

•	High Economic Potential: Initial drill results and channel sampling have indicated economic thicknesses and grades of gold mineralisation in hard rock both at the surface and at least up to 200 metres vertically below the outcrops.

•	Confirming High-Grade Sources: These findings verify that the gold-in-soil anomalies originate from significant gold grades exceeding 1.0 g/t gold in rock samples, aligning with the successful exploration outcomes at Dish Mountain and Ashashire—the two initial open pits that encompass all current Mineral Reserves. Exploration of high-priority targets has yielded exceptional results to date, including a 24-metre intercept with a grade of over 3 g/t gold near the surface.

During the second quarter, resource drilling was focused on a scout drilling exercise at the Tsenge prospect on the Mestefinfin Exploration Licence , and a total of 15 holes for 4,001 metres was drilled. At quarter end the program was 21% complete for 26 of a revised program of 125 planned holes.

Mapping, channel sampling and core drilling during the quarter on the Tsenge prospect area continued to produce success and generate economic widths and gold grades in both drill road face channels and core holes. An approximate 1 kilometre area has been defined at the Setota Target as the primary area of interest for infill drilling, between the initial 200 metre spaced drill fences and the will the primary focus of the exploratory drilling in the third and fourth quarters.

Drillhole intersections were returned for drillholes TSDD006-8 and TSDD010-013 inclusive and channels TSCH003-006 inclusive. The highlight being the high-grade intersections made at Setota channel in TSCH006 and drillhole TSDD013 associated with extensional quartz-carbonate-sulphide vein stack confirming previous high-grade channel samples reported in the first quarter. Two different styles of mineralisation have been confirmed at the Setota prospect; a high-grade gold bearing extensional veins present in stacked vein arrays which is analogous to styles of mineralisation observed at Ashashire and Dish Mountain gold deposits, and a second style of broad-scale disseminated mineralisation consisting of sericite-carbonate-sulphide replacement of sheared metasediments, which presents as broad thicknesses in the tens of metres of low-moderate gold grades. The 1 kilometre of strike of the Setota prospect area will focus on drilling to test the relationships between the two observed styles of gold mineralisation and define the boundaries and extent of mineralisation, and then to incrementally build data density with infill core drilling.

A soil sampling and mapping campaign was completed along strike from the Tsenge prospect within the Mestefinfin EL, and results are expected in the third quarter.

Kurmuk Mineral Reserve and Mineral Resource

Kurmuk has Proven and Probable Mineral Reserves of 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Total Measured and Indicated Mineral Resources are over 3.1 million ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which have continued to meet with success and support the broader strategy to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 7km gold in soil and rock anomaly, with positive results as aforementioned.

│	32

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

Closing of Business Combination and Going Public Transaction

On September 7, 2023, the Company closed its $267 million financing and, on September 11, 2023, subsequently listed its shares on the TSX in a transaction which included a business combination and reverse take-over transaction involving, inter alios, Allied Gold Corp Limited and AMC.

The net proceeds from the financing will be utilized to execute the Company’s growth strategy for its fully permitted, shovel-ready project pipeline, as well as for general corporate needs.

Notably, the gross proceeds included a substantial investment of $40 million from the Company's management and directors. This investment underscores their confidence in the company's strategic initiatives and longer-term vision. The aggregate ownership of management and Board members in the Company, on the go-public transaction, totaled 22.7%, including 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who anchored the significant investment of incoming management referred to above, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company demonstrating strong alignment with shareholders and a firm commitment to value creation.

The foregoing summary of the Transaction and of the Financing are qualified in its entirety by the terms of the Definitive Agreement and Convertible Debenture Indenture which are both available under the Company’s profile on SEDAR+ at www.sedarplus.com.

6.            MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2023 Year-End Mineral Reserves and Mineral Resources Summary

During 2023, the Company expanded its Mineral Reserves and Mineral Resources (which are inclusive of Mineral Reserves). The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south of the project mill at Kurmuk. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained, within 238 million tonnes at a grade of 1.46 g/t. The increase over the prior year reflected meaningful growth at Sadiola, Agbaou and Kurmuk, and partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.

The Company’s 2023 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

│	33

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

│	34

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.31 to 0.73 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.30 to 0.45 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.68 to 0.74 g/t gold.	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

For Agbale, a $1,800/ounce gold was used with cut-off grades varying from 0.58 to 1.00 g/t gold.

Agbaou (85%)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.49 to 0.74 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2023.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

│	35

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

7.            FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at June 30, 2024	As at December 31, 2023
Current Assets (including Cash and Cash Equivalents)	$230,437	$292,285
Non-Current Assets	728,228	664,001
Total Assets	$958,665	$956,286
Current Liabilities	327,648	353,083
Non-Current Liabilities	229,858	222,169
Total Liabilities	$557,506	$575,252
Equity attributable to Shareholders of the Company	307,067	299,906
Non-controlling interest	94,092	81,128
Total Equity	$401,159	$381,034

Net Working Capital(3)	$6,131	$42,659

Total assets were $958.7 million as at June 30, 2024, compared to total assets of $956.3 million as at December 31, 2023. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, the acquisition of power generators in Côte d'Ivoire, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital.

Total liabilities as at June 30, 2024, were $557.5 million compared to $575.3 million as at December 31, 2023. The decrease was predominantly attributable to working capital movements that occurred during the first quarter of 2024. Other significant liabilities include: provision of closure & reclamation, deferred consideration (Sadiola and Agbaou acquisitions), trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $78.0 million as at June 30, 2024, compared to $158.6 million as at December 31, 2023. The cash balance was impacted by capital expenditures at Kurmuk, the acquisition of power generators in Côte d'Ivoire, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital. The Company has sufficient cash on hand, and liquidity to fully manage its business and believes that it is able to meet its obligations as they come due with funds from the financing on the go-public transaction, cash flows from operating activities and, as described below in the liquidity section, although the Company expects to be fully financed based on recent gold prices, with the execution on number of non-dilutive transactions.

Net working capital(3) was $6.1 million at June 30, 2024. This compared to $42.7 million at December 31, 2023.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at June 30, 2024 were $103.3 million compared to $103.5 million as at December 31, 2023.

Current borrowings are associated with the convertible debentures, net of transaction costs.

LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with funds from the financing on the go-public transaction, cash flows from operating activities and, as described below, with the execution on number of non-dilutive transactions.

│	36

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

The Company's ability to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives. Based on recent gold prices, the Company expects to be fully financed through cash flows; however, as a precaution, so that the Company is not dependent on the price of gold, Allied is actively executing a select number of non-dilutive alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

In association with these efforts, on August 7, 2024, the Company announced that it has entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied will receive a US$53.0 million upfront cash payment (the “Advance Amount”) and an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Closing of the transaction and funding of the Advance Amount is subject to certain conditions precedent, including certain third-party consents and agreements, and completion of related security documents which are expected to be completed in short order.

The transaction recognizes the inherent value of the Company’s CDI Complex and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. The CDI Complex comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years for the complex, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favorable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for the CDI Complex, with a total of US$16.5 million allocated for 2024 to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

Given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is arranging a minimum $250 million Kurmuk funding package comprising a gold stream and a gold prepay facility for the Kurmuk development project. This comprehensive funding solution is expected to close by the end of September 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital.

The gold prepay facility would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries after Kurmuk's anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction. Lastly, this arrangement along with operational improvements and production increases that are expected to begin to generate significant cash flow in the coming quarters, would provide additional financial flexibility for the Company to balance its allocation of capital and pursue other high return internal growth opportunities, which could include accelerating the study to optimize recoveries at Sadiola, optimize its overall development schedule with the aim of bringing value forward for this asset, among others. To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. The Company will continue to look into utilizing cash flow protection measures.

Lastly, the Company's three-year credit facility of $100 million is undrawn and available.

The Company’s near-term financial obligations include capital commitments and contingent payments of $17.1 million, interest payments of $9.4 million and deferred consideration of $26.5 million.

│	37

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Operating cash flows before income tax paid and working capital(6)	$56,865	$23,019	$90,926	$43,219
Income tax paid	(20,665)	(18,784)	(21,151)	(18,784)
Operating cash flows before movements in working capital(6)	$36,200	$4,235	$69,775	$24,435
Working capital movement(6)	(42,359)	4,162	(83,866)	(6,883)
Net cash (used in) generated from operating activities	$(6,159)	$8,397	$(14,091)	$17,552
Net cash used in investing activities	(40,391)	(22,862)	(61,760)	(46,404)
Net cash (used in) generated from financing activities	(337)	5,595	(4,196)	1,792
Net decrease in cash and cash equivalents	$(46,887)	$(8,870)	$(80,047)	$(27,060)

Operating Activities

Net cash used in operating activities for the three months ended June 30, 2024 was $6.2 million. This compares to an inflow of $8.4 million in the prior year comparative quarter. Current period cash from operating activities was impacted by the anticipated income tax payments in the second quarter, as well as working capital movements. Working capital was impacted predominantly by the timing of receipt of VAT credits at Sadiola, the buildup of inventory stockpiles for Diba and Bonikro, the seasonal materials and supplies buildup in anticipation of the rainy season in Mali, finished goods awaiting shipment, and to a lesser extent the general timing of accounts payable.

Operating cash flows before income tax paid and movements in working capital for the three months ended June 30, 2024 increased significantly, at an inflow of $56.9 million compared with the prior year comparative quarter inflow of $23.0 million, due to higher sales ounces, higher realized gold prices and lower costs of production per ounce.

Working capital movement(6) for the three months ended June 30, 2024 impacted cash flows by $42.4 million, compared to $4.2 million in the prior year comparative quarter. Current period cash from operating activities was impacted by the anticipated income tax payments in the second quarter, as well as working capital movements. Working capital was impacted predominantly by the timing of receipt of VAT credits at Sadiola, the buildup of inventory stockpiles for Diba and Bonikro, the seasonal materials and supplies buildup in anticipation of the rainy season in Mali, finished goods awaiting shipment, and to a lesser extent the general timing of accounts payable.

Net cash used in operating activities for the six months ended June 30, 2024 was $14.1 million compared to an inflow of $17.6 million in the prior year comparative period. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment, and the timing of accounts payable, which included final payments associated with the go-public transaction that had been previously accrued.

Operating cash flows before income tax paid and movements in working capital for the six months ended June 30, 2024 increased significantly, at $90.9 million, compared to $43.2 million in the prior year comparative period. The increase was related to higher sales ounces, higher realized gold prices and lower costs of production per ounce.

Working capital movement(6) for the six months ended June 30, 2024 impacted cash flows by $83.9 million, compared to a negative impact of $6.9 million in the prior year comparative quarter. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment, and the timing of accounts payable, which included final payments associated with the go-public transaction that had been previously accrued. Prior period was similarly impacted by general timing.

│	38

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Investing Activities

For the three months ended June 30, 2024, net cash used in investing activities was $40.4 million compared to $22.9 million in the prior year comparative quarter. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities and owner costs, and the acquisition of power generators in Côte d'Ivoire.

For the six months ended June 30, 2024, net cash used in investing activities was $61.8 million compared with $46.4 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities and owner costs, and the acquisition of power generators in Côte d'Ivoire.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended June 30, 2024, net cash used in financing activities was $0.3 million compared to an inflow of $5.6 million in the comparative prior year quarter. Current quarter cash outflows from financing activities were not significant, as payments on the convertible debentures are semi-annual. In the prior year, the Company entered into an agreement with Auramet International Inc. for a $10.0 million gold loan, and consequently had a financing activity inflow, as the value of the loan more than offset other financing payments.

In the six months ended June 30, 2024, net cash used in financing activities was $4.2 million, compared to an inflow of $1.8 million in the comparative prior year period. Current period cash inflows from financing activities were primarily related to interest on the Company's convertible debentures. In the prior year, the Company entered into an agreement with Auramet International Inc. for a $10.0 million gold loan, and consequently had a financing activity inflow, as the value of the loan more than offset other financing payments.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at June 30, 2024	As at December 31, 2023
Total Equity	$401,159	$381,034
Current and Non-Current Borrowings	103,342	103,457
	$504,501	$484,491
Less: Cash and cash equivalents	(77,966)	(158,638)
	$426,535	$325,853

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

As noted previously, the Company’s liabilities related to the two put options (Orion and Endeavour) were extinguished in the public listing.

For the current fiscal year, the Company plans to spend the following amounts on capital expenditures:

•	Sustaining Capex of $29.5 million and $25.0 million of capitalized deferred stripping. Covers capital projects at the three operating mines, required to maintain current levels of production.
•	Expansionary and Exploration CAPEX spending of $198.5 million. Covers all spending (including exploration) at Kurmuk, exploration programs covering the Dougbafla target at Bonikro and sulphide targets at Sadiola, and project developments costs for the Sadiola Expansion Project. This value excludes the backup generators that were successfully installed in the second quarter at the Côte d'Ivoire operations, for an initial unbudgeted cash outlay of $14.1 million.
•	Mine Exploration spending of $32.0 million. Covers work programs related to existing production areas (Bonikro, Agbaou and Sadiola oxide targets).

│	39

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

The Company manages its spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2024, shown on an undiscounted basis:

(In thousands of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	11.2	—	39.3
Deferred consideration	26.5	43.2	—	—	69.7
Capital and other financial commitments	17.1	13.4	—	—	30.5
Total contractual obligations and commitments	$53.0	$75.4	$118.5	$—	$246.8

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at August 7, 2024	As at June 30, 2024	As at December 31, 2023
Common Shares issued and outstanding	250.7	250.7	250.7
Stock options(5)	0.6	0.6	0.6
Restricted share units(5)	4.5	4.5	4.5
Deferred share units(5)	0.1	0.1	0.1
Total Shares Issued and Outstanding(5)	255.9	255.9	255.9

│	40

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

8.            ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended June 30, 2024, spot gold prices (as measured by the London PM Fix price) averaged $2,338 per ounce, compared to $1,975 per ounce during the comparative prior year quarter. During the period, the highest price was $2,427 per ounce and the lowest price was $2,265 per ounce.

During the six months ended June 30, 2024, spot gold prices (as measured by the London PM Fix price) averaged $2,206 per ounce, compared to $1,931 per ounce in the prior year. During the period, the highest price was $2,427 per ounce and the lowest price was $1,985 per ounce.

Gold prices moved higher in the second quarter of 2024, continuing to be supported by central bank purchases, geopolitical risk, and uncertainty regarding inflationary trends. Investor liquidation was evident as global ETF holdings saw their ninth consecutive quarter of outflows in the second quarter. In the short-term, gold prices are likely to continue to be driven by the US Federal Reserve policy signals, changes in central bank buying, and geopolitics. Going forward, global monetary policies, sustained central bank interest and renewed investor demand should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2024. Turkey, China and India are notable buyers. Geopolitical trends should continue to support central bank purchases in the long term.

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

│	41

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended June 30, 2024, the average USD/EUR exchange rate was 1.0767, the lowest was 1.0619, and the highest was 1.0904. The rate at the end of the period was 1.0713.

For the six months ended June 30, 2024 the average USD/EUR exchange rate was 1.0812, the lowest was 1.0619, and the highest was 1.1046.

9.            CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

│	42

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

10.         CRITICAL ACCOUNTING POLICIES AND ESTIMATES BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2023, except for those discussed below.

New accounting standards and amendments adopted

Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants.

The Company adopted the amendments to IAS 1 for the first time on January 1, 2024, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company's convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to gold price fluctuations, particularly during times of elevated capital expenditures. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.

│	43

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Financial liabilities at fair value through profit or loss

The Company has elected to account for the convertible debentures contract including the identified embedded derivatives as a single financial liability, measured at fair value through profit or loss ("FVTPL"). The change in fair value of the convertible debentures is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss). The financial liability is remeasured at each reporting date using quoted prices in active markets for identical liabilities.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2023.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2023 are disclosed in note 4 to the Consolidated Financial Statements - Critical Accounting Judgments and Key Sources of Estimation Uncertainty.

│	44

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

11.         NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding DA;
•	Sustaining, Expansionary and Exploration Capital Expenditures;
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•	EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

│	45

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

│	46

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

	For three months ended June 30, 2024				For three months ended June 30, 2023
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$24,064	$33,584	$60,245	$117,893	$23,731	$34,708	$52,525	$110,964
DDA	10,476	1,126	1,402	13,004	5,521	938	2,115	8,574
Cost of Sales	$34,540	$34,710	$61,647	$130,897	$29,252	$35,646	$54,640	$119,538
Cash Cost Adjustments
DDA	$(10,476)	$(1,126)	$(1,402)	$(13,004)	$(5,521)	$(938)	$(2,115)	$(8,574)
Exploration Expenses	(213)	(2,254)	(587)	(3,054)	(237)	(2,235)	(2,213)	(4,685)
Agbaou Contingent Consideration	—	36	—	36	—	802	—	802
Silver by-Product credit	(87)	(48)	(127)	(262)	(121)	(40)	(73)	(234)
Total Cash Costs(1)	$23,764	$31,318	$59,531	$114,613	$23,373	$33,235	$50,239	$106,847

AISC(1) Adjustments
Reclamation & Remediation Accretion	$218	$318	$561	$1,097	$171	$241	$452	$864
Exploration Capital	2,090	—	—	2,090	837	—	—	837
Exploration Expenses	213	2,254	587	3,054	237	2,235	2,213	4,685
Sustaining Capital Expenditures	2,559	1,269	1,998	5,826	630	1,969	3,066	5,665
IFRS 16 Lease Adjustments	—	30	—	30	—	28	—	28
Total AISC(1)	$28,844	$35,189	$62,677	$126,710	$25,248	$37,708	$55,970	$118,926

Gold Ounces Sold	19,036	15,066	50,509	84,611	21,782	17,727	35,864	75,373

Cost of Sales per Gold Ounce Sold	$1,814	$2,304	$1,221	$1,547	$1,343	$2,011	$1,524	$1,586
Cash Cost(1) per Gold Ounce Sold	$1,248	$2,079	$1,179	$1,355	$1,073	$1,875	$1,401	$1,418
AISC(1) per Gold Ounce Sold	$1,515	$2,336	$1,241	$1,498	$1,159	$2,127	$1,561	$1,578

│	47

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

	For six months ended June 30, 2024				For six months ended June 30, 2023
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$54,285	$71,948	$114,973	$241,206	$50,612	$70,660	$112,580	$233,852
DDA	20,315	3,460	3,364	27,139	12,336	1,804	3,575	17,715
Cost of Sales	$74,600	$75,408	$118,337	$268,345	$62,948	$72,464	$116,155	$251,567
Cash Cost Adjustments
DDA	$(20,315)	$(3,460)	$(3,364)	$(27,139)	$(12,336)	$(1,804)	$(3,575)	$(17,715)
Exploration Expenses	(387)	(4,871)	(2,626)	(7,884)	(407)	(4,034)	(3,863)	(8,304)
Agbaou Contingent Consideration	—	719	—	719	—	1,600	—	1,600
Silver by-Product credit	(201)	(92)	(227)	(520)	(227)	(82)	(137)	(446)
Total Cash Costs(1)	$53,697	$67,704	$112,120	$233,521	$49,978	$68,144	$108,580	$226,702

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$436	$636	$1,121	$2,193	$343	$482	$905	$1,730
Exploration Capital	3,740	—	—	3,740	1,605	—	—	1,605
Exploration Expenses	387	4,871	2,626	7,884	407	4,034	3,863	8,304
Sustaining Capital Expenditures	7,585	2,215	2,468	12,268	1,914	3,030	4,663	9,607
IFRS 16 Lease Adjustments	—	56	—	56	—	56	—	56
Total AISC(1)	$65,845	$75,482	$118,335	$259,662	$54,247	$75,746	$118,011	$248,004

Gold Ounces Sold	40,340	34,030	95,377	169,747	44,379	36,094	78,375	158,848

Cost of Sales per Gold Ounce Sold	$1,849	$2,216	$1,241	$1,581	$1,418	$2,008	$1,482	$1,584
Cash Cost(1) per Gold Ounce Sold	$1,331	$1,990	$1,176	$1,376	$1,126	$1,888	$1,385	$1,427
AISC(1) per Gold Ounce Sold	$1,632	$2,218	$1,241	$1,530	$1,222	$2,099	$1,506	$1,561

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

│	48

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,
•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•	Non-recurring provisions,
•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/ or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

│	49

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Non-recurring provisions,
•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Net Earnings (Loss)	$16,419	$3,938	$15,577	$(15,423)
Finance (income) costs, net	$7,082	$6,773	$12,719	$12,712
DDA	13,004	8,575	27,139	17,714
Current income tax expense	18,894	6,387	27,380	19,923
Deferred income tax (expense) recovery	769	1,234	5,748	1,683
EBITDA(1)	$56,168	$26,907	$88,563	$36,609

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2024	2023	2024	2023
EBITDA(1)	$56,168	$26,907	$88,563	$36,609
(Gain) loss on revaluation of call and put options	—	(4,454)	—	5,546
Loss on revaluation of financial instrument	2,099	667	3,882	1,813
Impairment of exploration and evaluation asset	—	—	—	—
Foreign exchange	568	—	832	1,558
Share-based compensation	2,011	3,686	4,138	3,687
Other adjustments	2,881	(1,798)	4,963	(3,641)
Adjusted EBITDA(1)	$63,727	$25,008	$102,378	$45,572

│	50

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

12.         CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between June 30, 2024, and December 31, 2023, and results of operations for the three and six months ended June 30, 2024, and June 30, 2023.

This MD&A has been prepared as of August 8, 2024. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•	the Company’s expectations regarding the payment of any future dividends.

│	51

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•	include an allowance for mining dilution and ore loss; and
•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

│	52

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2023. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company's ICFR were designed effectively as at June 30, 2024.

There was no change in the Company’s internal control over financial reporting for the three months ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting, with exception of the implementation of a new ERP system at the Company's Sadiola Mine. The Company implemented the ERP system to improve standardization and automation. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at June 30, 2024, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

│	53

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1 as holders can convert at any time, but would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables
b.	(Increase) / decrease in inventories
c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

│	54